Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Endeavour Silver Corp. (the “Company”)
1130 – 609 Granville Street
Vancouver, British Columbia
Canada V7Y 1G5

Item 2.	Date of Material Change

August 6, 2020

Item 3.	News Release

News Release dated August 6, 2020 was disseminated through GlobeNewswire.

Item 4.	Summary of Material Change

On August 6, 2020 the Company filed an updated prefeasibility study technical report entitled “Endeavour Silver Corp Terronera Project NI 43-101 Technical Report”, independently prepared by Ausenco Engineering Canada Inc. and dated July 31, 2020 with an effective date of July 14, 2020. The results of the technical report were previously announced in the Company’s news release dated July 14, 2020.

Item 5.1	Full Description of Material Change

On August 6, 2020 the Company filed an updated prefeasibility study technical report entitled “Endeavour Silver Corp Terronera Project NI 43-101 Technical Report”, independently prepared by Ausenco Engineering Canada Inc. and dated July 31, 2020 with an effective date of July 14, 2020 (the “Terronera Technical Report”). The Terronera Technical Report was prepared in compliance with National Instrument 43-101 and filed on SEDAR and EDGAR. The results of the Terronera Technical Report were previously announced in the Company’s news release dated July 14, 2020.

Attached to this Material Change Report is the summary of the Terronera Technical Report which is a direct extract and reproduction of the complete summary contained in the Terronera Technical Report, without material modification or revision.

The entire Terronera Technical Report is incorporated by reference into this Material Change Report. The Terronera Technical Report is not contained within, nor attached to, this report, but may be accessed under the Company’s profile at www.sedar.com (posted on August 6, 2020 under Document Type, “Technical report (NI 43-101)-English”, or on the Company’s website at www.edrsilver.com.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Daniel Dickson, Chief Financial Officer
Telephone: (604) 685-9775

Item 9.	Date of Report

August 6, 2020

2

1	Summary

1.1	Overview

Ausenco Engineering Canada Inc. (Ausenco) prepared the Technical Report (the Report) for Endeavour Silver Corp. (Endeavour Silver) to summarise the results of an updated pre-feasibility study (UPFS) on the Terronera Silver Gold Project (the Terronera Project).

In this Report, the term San Sebastián Property refers to the entire area covered by the mining concessions. The term Terronera Project refers to an area within the mining concession and separate surface lands on which the current exploration programs, Mineral Resource and Mineral Reserve estimates are located.

1.2	Property Description and Location

The Terronera Project is located in San Sebastian, a historic silver mining district in Mexico. The property consists of two deposits: Terronera and La Luz. The site is located, approximately 160 km west of Guadalajara and 50 km northeast of Puerto Vallarta, Jalisco State, Mexico and is accessed by paved state highways and maintained all-weather gravel roads. The exploration project was acquired in 2010, the first discovery was made in 2012.

Page 1-1

Source: Terronera NI43-101 Technical Report, April 30, 2019

Figure 1-1          Terronera Project Location Map

1.3	Accessibility, Climate, Local Resources, Infrastructure & Physiography

The project is located in Jalisco State, in the town of San Sebastián del Oeste which is at an elevation of 1,480 m above sea level. The surrounding area is mountainous and heavily forested, mainly with pine trees. The surrounding valleys are occupied by cattle ranches, corn fields and coffee plantations. The weather is predominantly humid in the winter and dry and warm during the spring. The mean annual temperature is 18°C, with a maximum of 25.6°C and a minimum of 11.7°C. The wettest months are June through September.

Page 1-2

Source: Terronera NI43-101 Technical Report, April 30, 2019

Figure 1-2          View of the Town of San Sebastián from Bufa

1.4	History

San Sebastián del Oeste is a silver and gold mining town founded in 1605 during the Spanish colonial period. By 1785, more than 25 mines and a number of smelters had been established in the district and, during the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. As of 2013, the La Quiteria Mine was still active and mined by Minera Cimarrón S.A. de C.V., a private mining company.

Historic exploration performed on the San Sebastian Property is summarized in Table 1-1.

Page 1-3

Table 1-1            Summary of Historic Exploration on the San Sebastian Property

Year	Company	Exploration
1921	Various, unknown	After the Mexican Revolution, intermittent small scale mining took place in the areas of Santiago de Los Pinos, Los Reyes and Navidad. All of these areas are currently inactive.
1979	Consejo de Recursos Minerales	Regional and local semi-detailed mapping and exploration activity.
1985	Compañía Minera Bolaños, S.A.	Prospecting activities in the areas of Los Reyes and Santiago de Los Pinos. This work eventually ended and many of the concessions were allowed to elapse.
Late 1980s	IMMSA	Exploration begins in Sebastián del Oeste district.
1992 - 1995	IMMSA	Detailed geological mapping and sampling of outcropping structures including the La Quiteria, San Augustin and Los Reyes veins, as well as other veins of secondary importance. IMMSA assayed more than 200 rock samples from many of the old mines.
1995 - 2010	IMMSA

An initial program of 17 widely-spaced diamond drill holes was completed, mainly at the Terronera Vein. Drilling succeeded in intersecting widespread silver- gold mineralization generally ranging up to 1 g/t gold and from 50 to 150 g/t silver over 2 to 6 m widths.

Drilling was suspended and quantification of mineral resources was not undertaken.

2010	Endeavour Silver / IMMSA	Endeavour Silver acquires option to purchase San Sebastián properties from IMMSA.
2010	Endeavour Silver	Data compilation, geological mapping, rock chip and soil sampling.
2011	Endeavour Silver	Geological mapping, rock chip sampling, topographic surveying. Core drilling (36 holes; 7,688.25 m). Resource estimate.
2012	Endeavour Silver	Core drilling (32 holes; 13,237.1 m). Updated resource estimate.
2013	Endeavour Silver	Geological mapping, trenching, rock chip and trench sampling. Core drilling (30 holes; 8,573.5 m). Updated resource estimate.
2014	Endeavour Silver	Geological mapping, trenching, rock chip and trench sampling. Core drilling (27 holes; 8,204.20 m).
2015	Endeavour Silver	Geological mapping, trenching, soil and trench sampling. Core drilling (27 holes; 6,133 m. Updated resource estimate. Preliminary economic assessment.
2016	Endeavour Silver	Reconnaissance exploration, rock chip and soil sampling. Core drilling (19 holes; 5,670 m).
2017	Endeavour Silver	Geological mapping, trenching, rock chip and trench sampling. Core drilling (47 holes; 2,252 m). Updated resource estimate. Pre-feasibility study. First-time declaration of Mineral Reserves.
2018	Endeavour Silver	Core drilling (39 holes; 18,774 m). Updated resource estimate.
2019	Endeavour Silver	Updates to mine design and production schedule from 2017 pre-feasibility study
2020	Endeavour Silver	UPFS

Page 1-4

1.5	Geology and Mineralization

The San Sebastián region cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de Los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans approximately 3 km x 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can host high grade silver-gold mineralized deposits. For example, the La Quiteria Vein ranges up to 15 m thick, and the Santa Quiteria Mine averages about 280 g/t silver (Ag) and 0.5 g/t gold (Au) over a 3 m to 4 m width. This high-grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

1.6	Deposit Types

The San Sebastián del Oeste silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low-sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks, or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, sub horizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade mineralization shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Terronera Project have yet been established precisely.

1.7	Exploration

In 2010, Endeavour Silver commenced exploration activities on the Terronera Project. Initial work included data compilation, field mapping, and sampling. Surface mapping was completed on the Real Alto in the southern part of the Project. A soil geochemistry survey was conducted over the Real Alto zone.

Mapping and sampling of structures in the Santiago de Los Pinos area, including La Luz, Los Reyes, El Alcribil, El Orconcito, El Padre, El Izote, La Plomosa, Tierras, Coloradas, Los Cuates, La Yesquilla, and La Ermita Areas, were conducted, as well as mapping and sampling of the Terronera Vein near the town of San Sebastián del Oeste.

2012 exploration activities focused on surface sampling at the Quiteria West (Los Leones and La Cueva), Terronera and La Zavala areas.

In 2013, Endeavour Silver conducted geological mapping, trenching and sampling at the Terronera Project. Mapping mainly focused on the projection south of the Terronera Vein, La Zavala Vein, the Quiteria West structures, and some samples were collected at the extension east of the Real Vein at the Real Alto area.

Exploration activities in 2014 were mainly conducted at the Quiteria West and Terronera NW areas, including sampling at the Terronera, Lupillo, El Salto and La Cascada Mines located over the Terronera Vein and the Resoyadero, La Tapada 2, Otates, Tajo los Cables, El Toro, ZP3, Copales, Mina 03, Mina 04 and Cotete areas/mines at the Quiteria. A West Vein trenching program was also conducted over the projection of the Quiteria West (east and west parts) and Terronera (northwest part) Veins. Regional geological mapping around the Terronera Project was undertaken.

Page 1-5

In 2015, Endeavour Silver conducted geological mapping, trenching and a soil geochemical survey at the Terronera Project. Mapping included the Terronera North, La Zavala, El Fraile, El Padre, SE part of Quiteria-Democrata and La Ermita areas. The trenching program was conducted over the Democrata and La Luz veins. The soil geochemical survey was conducted to find the possible east extension of the Democrata and Quiteria veins, while simultaneously conducting geological mapping. Regional exploration continued in concessions located around the Terronera Project.

In 2017, geological mapping, trenching and sampling was conducted at the Terronera Project with the objective of determining the importance of structures located within the Endeavour Silver concessions in order to be considered drilling targets. The analyzed structures include: Terronera NW, Quiteria West, Los Espinos-Guardarraya, El Jabalí, El Fraile, Vista Hermosa, La Escondida, El Armadillo, La Atrevida, Miguel, Santana, Peña Gorda and Los Tablones.

1.8	Drilling

Endeavour Silver conducted the first drill program at the Real Alto (Real, Animas-Los Negros, Escurana and Tajo veins) and Quiteria West Targets in 2011. In 2012, the surface drilling program continued at Real Alto and a single deep drill hole was drilled at Quiteria West.

The drilling program over the Terronera Vein was conducted from early 2012 to the end of 2016, the structure has been tested with 149 drill holes totalling 43,526 m. Additionally seven drill holes were completed at the Terronera North area (2,783 m).

In 2016, exploration activities focused on the definition and evaluation of new drilling targets around the Terronera Project and near the future Mine Operations. Nine drilling objectives were tested, including La Luz.

Between 2011 and 2016, Endeavour Silver had drilled 70,885 m in 248 diamond drill holes over the entire Terronera Project. Holes were drilled from surface and 22,351 samples have been collected and submitted for analysis.

During 2017, a total of 12,252 m drilled in 47 drill holes, mainly conducted at La Luz (to date a total of 41 drill holes have been completed over the structure totalling 9,796 m of drilling), with the objective to add Mineral Resources to the Terronera Project. Eight other structures were also tested (El Muro, Los Espinos, Los Reyes, El Fraile, Vista Hermosa, La Escondida, La Atrevida and Quiteria West). The 2017 drilling program included 2,308 samples.

During 2018, a total of 18,774 m drilled in 39 surface diamond drill holes, were advanced on the Terronera vein including 3,007 samples collected and submitted for analysis

In 2018, Endeavour Silver engaged Knight Piésold Ltd. (KP) to provide geomechanical and hydrogeological support for the proposed underground mine over the La Luz vein of the Terronera Project.

The investigation program consisted of geomechanical drill holes with core orientation and detailed geomechanical logging, a hydrogeological packer testing at approximately 30 m intervals, and a nested vibrating wire piezometer installation.

Three drill holes were completed by the end of 2018, totalling 575 m, and one more drill hole for 215 m was completed in early 2019.

Page 1-6

1.9	Sample Preparation, Analyses and Security

Since September, 2014 sampling has coincided with core recovery. Drilling is subject to daily scrutiny and coordination by Endeavour Silver’s geologists.

The core storage facilities at Terronera are located at a permanent structure located at the town of Santiago de Los Pinos in the Project area.

All of Endeavour Silver’s samples of rock and drill core are bagged and tagged at the Terronera Project warehouse and shipped to the ALS-Chemex (ALS) preparation facility in Guadalajara, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis.

A QA/QC program of blanks, duplicates, reference standards and check assays has been instituted by Endeavour Silver to monitor the integrity of assay results. Drilling on the Terronera Project included a QA/QC program.

A total of 3,007 samples, including control samples, were submitted during Endeavour Silver’s surface drilling program at Terronera from March 2018 through August 2018. A total of 148 pulps were also submitted for check assaying.

1.10	Data Verification

P&E conducted verification of the drill hole assay database by comparison of the database entries with the assay certificates, which were sent to P&E in digital format directly from the ALS.

Assay data from June 2016 through August 2018 were verified for the Terronera Project. For the La Luz Deposit, 97.5% of the constrained drilling assay data were checked for both Au and Ag, against the ALS laboratory certificates. No errors were identified in the database. For the Terronera deposit, 97.4% of the constrained drilling assay data for the holes drilled since 2016 were checked for both Au and Ag, against the ALS laboratory certificates. No errors were identified in the database.

Mr. Burga, P.Geo., most recently visited the Terronera Project in January and October of 2018. In January, 2018, he collected twelve core samples from 10 drill holes from the La Luz Vein area, and three core samples from two drill holes from the Terronera Vein area. For the October, 2018 trip, Mr. Burga collected 10 core samples from nine drill holes from the Terronera Vein area. P&E submitted the samples independently and compared them to the sample values obtained by Endeavour Silver.

Based upon the evaluation of the QA/QC program undertaken by Endeavour Silver and P&E’s due diligence sampling, it is P&E’s opinion that the results are acceptable for use in the current Mineral Resource Estimate.

1.11	Mineral Processing and Metallurgical Testing

There have been a number of testwork phases conducted between 2017 and 2020. The 2017–2019 work programs were supervised by Process Engineering LLC. The 2020 testwork was supervised by Ausenco.

The previous PFS Update for the Terronera Project was completed in February 2019, which was supported by all testwork conducted from 2017-2019. The 2019 study included a program of locked and open cycle flotation testing completed by ALS Metallurgy at its metallurgical testing facility in Kamloops, B.C. As part of the 2020 UPFS, additional metallurgical tests were conducted at the same ALS Metallurgy facility using retained samples from the 2019 PFS testwork.

The metallurgical testing conducted by ALS from 2017-2019 included evaluation of the flotation parameters for one composite representing an average grade (gold and silver grades) of the deposit as well as three variability composite samples representing low, medium and high-grade materials identified in the deposit.

Page 1-7

The following lists the samples that were evaluated in the historical metallurgical test program:

•	TR2015 – 1	Average Grade

•	TR2016 – 03	Low Grade

•	TR2016 – 01	Medium Grade

•	TR2016 – 02	High Grade

The 2017-2019 metallurgical test program provided a Bond Ball Mill Work Index (BWi) for four samples (501, 502, 503 and 504 shown in Table 1-2) from various areas of the deposit. Each sample was tested at a closed size of 100 mesh. In addition, the Bond Ball mill work index was determined for the original average grade composite sample (TR 2015-1) at a closed size of 100 and 200 mesh. The BWi results obtained in previous test program are summarized in Table 1-2.

Table 1-2            Bond Ball Mill Work Index Test Results

Sample	BWi @100 mesh (kWh/t)
501	15.82
502	16.98
503	16.73
504	17.65
TR 2015-1	17.36
Sample	BWi @200 mesh (kWh/t)
TR 2015-1	17.28

Some of the samples listed in Table 1-2 were submitted to Hazen Research for additional comminution testing. The samples were subjected to SMC testing, Bond rod mill work index (RWi), Bond abrasion index (Ai), and Bond impact work index testing (CWi), the results of which are provided in Table 1-3.

Table 1-3            Comminution Testing Results

RWi (kWh/t)	Ai (g)	CWi (kWh/t)	SCSE (kWh/t)
17.2	1.0916	8.3	9.85

Note: SCSE = standard circuit specific energy

The 2019 PFS comminution testing indicated that the material would be classified as hard and highly abrasive.

Pocock Industrial (Pocock) conducted solids liquid separation (SLS) tests on two samples (Flotation Tails and Flotation Concentrate materials) in the year 2016. The testwork was managed by Process Engineering LLC.

Pressure filtration tests examined the effect of cake thickness, and air-dry duration on production rate, and filter cake moisture for the thickened materials. The samples were tested at the solids concentrations expected in the plant.

Summary of the testwork is provided in Table 1-4.

Page 1-8

Table 1-4            Summary of Fully Automatic Membrane Type Filter Press

Material	Feed Solids Conc.	Sizing Basis (dry m3/MT)	Cake Thickness (mm)	Design Cake Moisture	Total Cycle Time(min)	Volumetric Production Rate (MTPD/m3)	Area Basis Production Rate (MTPD/m2)
Thickened Flotation Tails	67.0%	0.797	40	12.0%	9.0	167.29	2.92
Thickened Flotation Concentrate	63.5%	0.638	40	15.2%	13.39	140.46	2.45

As part of the UPFS, additional metallurgical testing was completed to support design of the comminution and flotation circuits.The 2020 testwork was completed using the following composite samples: Terronera MC1, Terronera MC2, High S MC, and Low S MC, which were formed based on spatial and sulphur grades. No additional comminution testing was completed as part of the 2020 program. It is anticipated that additional testwork will be completed in the feasibility phase of the project to confirm the results achieved from 2017-2019 and further define the variability of the ore across the deposit.

Primary grind vs recovery tests were completed as part of the 2019/2020 testwork to compare the rougher flotation stage recoveries at three different grind sizes of 80% passing of 70 to 135 μm. The rougher flotation recovery benefits of silver/gold outweigh grinding mill capital and operating cost savings at 70 μm. Thus, the primary grind size of 70 μm was chosen as the basis of design for the 2020 UPFS.

Cleaner flotation circuit confirmation tests were conducted to examine the possibility of removing the regrind mill and reduction of cleaner circuit stages to achieve the minimum target silver grade of 4,500 g/t in the final concentrate. Two cleaner circuit locked cycle tests (LCT), using low- and high-grade samples, achieved concentrate silver grades higher than 4,500 g/t without the aid of a regrind mill. The lower feed grade sample still required two stages of cleaners to achieve the minimum silver target concentrate grade.

In the current study, additional flotation tests were performed to analyze the grind size versus precious metal recovery with the objective of lowering the operating and capital costs by increasing the flotation feed size. Cleaner confirmation tests were done resulting in the removal of the regrind mill from the process design. Two composite samples tests representing low, and high-grade materials were examined. Each composite sample was subjected to rougher flotation testing at three different grind sizes including 80% passing 70, 104 and 130 μm (for high grade) and 80% passing 76, 103 and 135 μm (for low grade).

Deleterious elements detected in the ICP scan conducted on the final concentrate product in the 2017–2019 test programs indicated that Trace amounts of deleterious elements such as arsenic, cadmium, chromium, mercury and antimony were detected that may affect the marketability and price of the final concentrate product. Presence of clay may affect the recovery. Thus, further flotation studies need to be conducted on variability samples to understand the impact of such elements on the metallurgical performance and final concentrate produced.The 2020 testwork resulted in an average Ag recovery of 84.9% and Au recovery of 82.3% with a grind size P80 of 70 μm. The 2017-201,9 and 2020 metallurgical testwork results formed the basis of the 2020 UPFS process design, using the additional metallurgical testing to define primary grind size and flotation circuit design parameters, as well as develop new recovery models.

Page 1-9

The process flow sheet includes a three-stage crushing circuit followed by closed grinding circuit with a flash flotation cell to achieve a flotation feed grind size of 80% passing 70 μm.

1.12	Mineral Resource Estimate

Mineral Resources are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources (May 2014; the 2014 CIM Definition Standards).

The Mineral Resource estimate was not updated for the UPFS. The Mineral Resource estimate is based on the2019 PFS report from P&E in April 2019. The effective date of the Mineral Resource estimate is February 1, 2019.

The cut-off grade selected for the February 1, 2019 Mineral Resource estimate was 150 g/t silver equivalent (AgEq). A summary of the Mineral Resource estimate for the Terronera deposit is presented in Table 1-5.

Table 1-5             Terronera Mineral Resource Estimate at a Cut-Off Grade of 150 g/t AgEq(1-6)

Classification	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	5,275	227.2	38,537	2.35	398	403.4	68,416
Inferred	1,022	212.2	6,970	1.70	56	339.8	11,161

1.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

1.	The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

2.	The Mineral Resources in this Updated Technical Report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.

3.	AgEq g/t = Ag g/t + (Au g/t x 75).

4.	Historical mined areas were depleted from the Terronera Vein wireframe and Mineral Resource model.

5.	Mineral Resources are inclusive of Mineral Reserves.

A summary of the La Luz Mineral Resource estimate at a cut-off grade of 150 g/t AgEq is presented in Table 1-6.

Table 1-6            La Luz Mineral Resource Estimate at a Cut-Off Grade of 150 g/t AgEq(1-5)

Classification	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	126	192	779	13.60	55	1,212	4,904
Inferred	58	145	269	12.15	23	1,060	1,994

1.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Page 1-10

2.	The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.	The Mineral Resources in this Updated Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

4.	AgEq g/t = Ag g/t + (Au g/t x 75).

5.	Mineral Resources are inclusive of Mineral Reserves.

1.13	Mineral Reserve Estimate

Mineral Reserves are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Reserves (May 2014; the 2014 CIM Definition Standards).

A summary of the Terronera and La Luz Probable Mineral Reserve estimate is given in Table 1-7.

Table 1-7            Terronera and La Luz Probable Mineral Reserve(1-5)

Deposit	Tonnes (kt)	Au (g/t)	Ag (g/t)	AgEq (g/t)	Au (koz)	Ag (koz)	AgEq (koz)
Terronera	5,356	2.08	205	367	358	35,268	63,160
La Luz	207	7.87	112	725	52	745	4,828
Combined	5,563	2,29	201	380	410	36,013	67,988

1.	The Qualified Person for the estimate is Michael Petrina, P.Eng., who is an employee of Moose Mountain Technical Services. Mineral Reserves have an effective date of March 23, 2020.

2.	Mineral Reserves are reported using the 2014 CIM Definition Standards.

3.	Mineral Reserves are reported using a silver equivalency (AgEq) cut-off formula AgEq g/t = Ag g/t + (Au g/t x 77.94). Depending on mining method the AgEq cut-off can range from 175 g/t AgEq to 230 g/t AgEq. Inputs to the AgEq determination included: metal prices of US$1,325/oz Au, and US$17.00/oz Ag; metallurgical recovery of 79.8% for gold and 84.9% for silver; payability in concentrate of 98.0% for gold and 97.5% for silver; consideration of refining (US$6/oz), tailings (US$110.00/dmt), transport (US$37.06/dmt), sales (US$5.00/dmt), and concentrate (US$3.48/dmt) costs; transport losses (0.2%), royalties (2% NSR and 0.5% Government); and As penalties payable in the concentrate of US$6.00/dmt. Historically mined areas were depleted from the Terronera wireframe.

1.14	Mining Methods

The underground operations at Terronera and La Luz mines will both be accessed via ramps. In the case of Terronera, the ramp accesses will connect to the deposit via:

•	A main haulage drift from the north with the portal approximately 200m from the mill. The ramp will access the deposit at the 1,250m level near the western end of the deposit M1 (see Figure 1-3)

•	The West ramp with portal location at the 1,480m elevation for early access to the western blocks of the deposit, as well as early access to the 1,380m elevation footwall access drift

•	The M9 ramp, located at the 1,527m elevation for early access to the central and eastern portions of the deposit.

Page 1-11

In the case of La Luz, the ramp will connect roughly central to the deposit near the bottom of the upper M7 block (see Figure 1-4). Ore from both the Terronera and La Luz deposits will be transported via 30-t low profile haul truck to surface. Terronera has a haulage way for transporting ore from underground directly to a stockpile in front of the process plant area, whereas all material from La Luz deposit is envisioned to be hauled entirely by contractor truck to the same stockpile area.

Mechanized cut and fill and longhole retreat mining will be used for production at the Terronera deposit, and longhole retreat and resue cut and fill mining will be used for production at La Luz deposit. Both deposits will use backfill comprising either cemented or non-cemented rock fill or later in the mine life, cemented or non-cemented quarry rock fill. Cement contents will vary from 4% to 8% by mass as required.

Development at both deposits will begin at the same time, the first day of month 8 of Year -2. The La Luz deposit will be mined as quickly as possible and will provide mill feed to an off-site mill, whilst the Terronera deposit is being brought into production.

Until the Terronera process plant is complete at the end of Year -1, Month 12, ore from the La Luz deposit will be processed offsite at Endeavour Silver’s Bolañitos process plant. Production from La Luz will average roughly 240 tpd over its life, with the Terronera deposit’s production ramping up to 1,600 tpd across the year spanning Year 1, Month 7 through to Year 3. Month 1. Production will remain at a total 1,600 tpd across both deposits until Year 9. Month 10, when it will gradually decline to roughly 1.270 tpd by the end of mine life at the end of Year 10.

Page 1-12

M7
M8
M9
M5
M6
M9 Portal
West Ramp
North Ramp
to the Mill
1,800RL
1,600RL
1,400RL
1,200RL
1,000RL
MINING METHOD
LONGHOLE
CUT & FILL
Terronera Long Section
June 22, 2020
1:5000
0
100
200
300
400
500

Source: Moose Mountain, June 2020

Figure 1-3       Terronera Deposit Longitudinal Projection

Page 1-13

1,400RL
517,800E
2,298,800N
518,000E
518,200E
PORTAL
RESUE
LONGHOLE
1,200RL
MINING METHOD
LONGHOLE
RESUE
1,000RL
LaLuz Long Section
June 22, 2020
1:2500
0
125
250

Source: Moose Mountain, June 2020

Figure 1-4          La Luz Deposit Longitudinal Projection

Page 1-14

1.15	Recovery Methods

The Terronera mill will be a 1,600 tpd mill which will process run-of-mine (ROM) material from both the La Luz and Terronera mines.

Production of ore from La Luz mine will start approximately 14 months before completion of Terronera mill. During this period, ore from La Luz will be trucked to Endeavour Silver’s Bolanitas mill, located approximately 500 kms away and the ore will be processed under a toll milling arrangement. Production from Terronera mine will begin five months before the start of Terronera mill. During the ramp up period, ore from Terronera mine will be stockpiled until an inventory of 70,000 t is built. After commissioning of the Terronera mill, ore from both La Luz and Terronera mines will be blended and processed at Terronera mill achieving a production rate of 1,600 tpd within three months.

The bulk of the testwork was completed on Terronera ore as it is the most significant component of the feed to the mill. Limited testwork was conducted on La Luz ores; however, the available results show higher recoveries than those for Terronera ores, and thus the Terronera material has been used as the basis of the design.

The key process design criteria for the mill are listed in Table 1-8.

Table 1-8            Key Process Design Criteria for the Mill

Design Parameter	Units	Value
Plant Throughput	t/d	1600
Gold Head Grade	g/t	2.1
Silver Head Grade	g/t	204
Crushing Availability	%	65
Mill Availability	%	92
Bond Crusher Work Index (CWi)	kWh/t	18.0
Bond Ball Mill Work Index (BWi)	kWh/t	17.2
Bond Rod Mill Work Index (RWi)	kWh/t	17.3
Axb	-	38.9
Abrasion Index (Ai)	G	0.50
Material Specific Gravity	t/m3	2.61
Moisture	%	4
Plant Silver Recovery	%	84.0
Plant Gold Recovery	%	83.1
ROM F100	mm	500
Primary Cyclone P80	µm	70

Page 1-15

Design of the beneficiation plant at Terronera is based on three-stage crushing and single-stage grinding to a target particle size of 80% passing 70 μm. Ground ores will be treated by flash flotation and conventional flotation with two stages of cleaning. On the basis of the testwork, overall recoveries of 84.9% for silver and 82.3% for gold are anticipated for the life-of-mine (LOM) ore. Precious metal values will be recovered into a flotation concentrate that may be sold in the open market. Flotation tailings are filtered; and stored on surface in a tailings storage facility (TSF).

The plan of operation for the Terronera mill is to achieve the design capacity production rate of 1,600 tpd over a three-month ramp-up period. At this design throughput the LOM for the Project is estimated at 10 years.

The ROM material will be transported to a coarse material storage patio with haul trucks. The crushing circuit is designed to process 1,600 dry tpd in 16 hours of operation. The beneficiation plant will operate continuously 365 days per annum. The beneficiation plant availability is assumed to be 92%. The bulk density of the ROM material is anticipated to be 2.61 t/m3 with average moisture content of 4%. The beneficiation plant will produce a precious metal bearing concentrate as final product.

The processing methodology selected consists of the following processing circuits:

•	Stock pile (2,000 t capacity)

•	Crushing plant (three stage - closed circuit – 1,600 tpd capacity)

•	Fine ore storage (1,600 t capacity)

•	Primary grinding (1,600 tpd capacity)

•	Flotation (1,600 tpd capacity)

•	Flash flotation

•	Roughers

•	First and second cleaners

•	Final concentrate sedimentation and filtration (1,600 tpd capacity)

•	Final concentrate storage and shipping (1,600 tpd capacity)

•	Tailings sedimentation (1,600 tpd capacity)

•	Reclaimed and fresh water systems

•	Dry tailings filter plant

•	Dry stack TSF.

An overall process flow diagram showing the unit operations in the selected process flowsheet is presented in Figure 1-5.

Page 1-16

MINE
ROM STOCKPILE
FRONT END LOADER
ROM ORE
GRIZZLY
COARSE ORE HOPPER
VIBRATING GRIZZLY FEEDER
PRIMARY CRUSHER
SECONDARY SCREEN
TERTIARY CRUSHER
SECONDARY CRUSHER
FINE ORE BIN
BALL MILL
CYCLONE FEED PUMPBOX
PRIMARY CYCLONE
FLASH FLOTATION CELL
TRASH
TRASH SCREEN
ROUGHER & SCAVENGER FLOTATION
2nd CLEANER FLOTATION
CLEANER FLOTATION
CLEANER SCAVENGER FLOTATION
TAILINGS PUMPBOX
PROCESS WATER TANK
TO DISTRIBUTION
CONCENTRATE FILTER
CONCENTRATE
STOCKPILE
CONCENTRATE THICKENER
TAILINGS THICKENER
TAILINGS FILTER
LEGEND:

DRAWN	R. KANG	21MAY2020
DWG. CHECKED	C. MENKE	21MAY2020
DESIGNED	C. MENKE	21MAY2020
DES. APPR.	S. CHO	21MAY2020
PROJ. APPR.	P. NAYAK	21MAY2020

Ausenco

CLIENT: ENDEAVOUR SILVER

TITLE: TERRONERA PRE-FEASIBILITY STUDY
OVERALL SITE
SIMPLIFIED OVERALL PROCESS
PROCESS FLOW DIAGRAM

COPYRIGHT © Ausenco

PROJECT No.	SCALE	SIZE
104698	NTS	A1

DRAWING No.	REV
104698-0000-F-101	B

Source: Ausenco, June 2020

Figure 1-5          Overall Process Flow Sheet

Page 1-17

1.16	Project Infrastructure

The overall site plan in Figure 1-6 shows the location of the proposed major project facilities, such as Terronera and La Luz mines, process plant, TSF, waste rock facilities, power plant, access road, and accommodations camp.

Source: Ausenco, June 2020

Figure 1-6          Map of Proposed Mine Surface Facilities Layout

1.16.1	Access

Existing infrastructure consists of a public access road that connects Puerto Vallarta with the local communities and the Terronera Project site area. The internal existing road will be upgraded to standard driving width. The roads inside the plant area will generally be 6 m wide, made of bulk earthworks pads to ensure drainage. New accesses will be built for infrastructure areas.

1.16.2	Power

The total power requirement at Terronera site is estimated at 4.85 MW for the entire site and an additional 1 MW for the camp (operating load). Power to the entire site, except for the camp, will be supplied through an onsite power generation plant, which comprises both LNG and solar power generation facilities. Power to the camp will be supplied by a power line connected to the local utility.

1.16.3	Tailings Storage Facility

The TSF will store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico. The location of the TSF is shown in the over site layout in Figure 1-6.

The proposed TSF will be constructed with filter tailings produced by a filter plant that will be located uphill from the TSF. Filter tailings will be transported to the TSF area by 12 m3 haul trucks that will transport the filtered tailings approximately 0.5 km along a proposed newly constructed haul road. A staging area will be provided at the filter plant location, from which the filtered tailings will be loaded onto haul trucks. The filtered material will be dumped and compacted with dozers. The TSF design will accommodate approximately 3.9 million m3 (5.8 million tonnes) of compacted filtered tailings over a 10-year mine life based upon the production rate of 1,600 tpd.

1.16.4	Accommodation

A construction camp will be established near the site to provide accommodation, meals, and ancillary services for construction and operations personnel. The construction camp will be built in a way such that the same camp will be transformed and used as a permanent camp when the mine operations start. The camp is designed for a peak capacity of 400 personnel. The camp will be located in the town of Santiago de los Pinos and is expected that several employees and contractors will be residing in other neighbouring towns.

1.16.5	Buildings

Ancillary buildings necessary to support the Terronera Project include the following: administration building, warehouse/maintenance workshop, mine portal trailer for tagin-tagout, truckshop, first aid station, main gatehouse, fuel station, explosives storage facility, and metallurgical laboratory.

1.16.6	Water Management

The fresh/fire water tank will have a live volume of 50 m3 and will be situated in the process plant next to the concentrate thickener. The fresh/fire water tank will collect and store excess water from the mine or from ground water. This tank water will be the main supply of process water and potable water for the site. Potable water will be treated before consumption. The freshwater requirement is estimated at 15.6 m3/hr which will be supplied through underground ground water.

Diversion channel structures will collect and divert non-contact water to minimize the need for storage of contact water derived from runoff in the tailings and waste rock storage areas. Contact water from these structures will be collected into three ponds (one for each facility), allow for the sediments to settle and monitor water quality before discharging into the local streams or reusing in the process.

1.17	Market Studies and Contracts

Endeavour Silver produces a silver concentrate from its currently operating mines, which is shipped to third parties for further refining before being sold. To a large extent, silver concentrate is sold at the spot price. Endeavour Silver’s hedge policy does not allow the Company to enter into long-term hedge contracts or forward sales.

At the Report effective date, Endeavour Silver had not conducted any market studies, since gold and silver are widely traded in world markets and Endeavour Silver can rely on marketing information for similar products from its other operations. Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales that are outside normal or generally accepted practices within the mining industry. It is expected that any contracts or sales for the Terronera Project would also be within industry norms.

1.18	Environmental Studies, Permitting, and Social or Community Impact

Endeavour Silver submitted a Manifest of Environmental Impact (MIA) to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) in December, 2013. A SEMARNAT permit for the Terronera Project was issued in October, 2014 for a 500 tpd project. In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1,500 tpd and to establish a future proposed tailings facility to store filtered dry tailings.

The proposed design in this study is based on a 1,600 tpd production rate. A modified MIA application will be submitted as per the revised design. The Terronera Project is designed to comply with the environmental regulations and standards in place in México. The proposed future mining infrastructure and supporting facilities are designed to minimize the impact to the natural environment.

Mexican law requires that an environmental monitoring program of surface and ground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented. The current SEMARNAT regulatory objective is to limit transmission of contaminants such that pre-mining environmental conditions are maintained downstream of the permitted mine perimeter. This program will be required before and during proposed future mining operations and after mine closure.

1.19	Capital and Operating Costs

1.19.1	Capital Cost

The estimate conforms to Class 4 guidelines for a PFS-level estimate with an accuracy range between -20% to +30% according to AACE International.

Table 1-9 provides a summary of the estimate for overall initial capital cost. The costs are expressed in Q2 2020 United States dollars (US$) and include all costs related to the project such as mining, site preparation, process plant, tailings facility, camps, Owners’ costs, spares, first fills, buildings, roadworks, and off-site infrastructure.

Table 1-9            Summary of Terronera Capital Cost Estimate

WBS 1	WBS Description	Cost (US$M)	% of Total
1000	Mining	43.9	44.3%
2000	Tailings Management Facility	3.4	3.4%
3000	Ore Crushing & Handling	4.7	4.8%
4000	Mineral Processing Plant	11.0	11.1%
5000	On-Site Infrastructure	9.8	9.9%
6000	Off-Site Infrastructure	0.0	0.0%
	Total Direct Costs	72.8	73.5%
7000	Project Indirects	10.4	10.5%
9000	Owner Costs	5.8	5.8%
10000	Contingency	10.0	10.1%
	Total Indirect Costs	26.2	26.5%
	Project Total	99.1	100.0%

The estimate is based on an engineering, procurement and construction management (EPCM) execution approach, as outlined in Section 24.

The following parameters and qualifications were considered:

•	No allowance has been made for exchange rate fluctuations

•	There is no escalation added to the estimate

•	A growth allowance was included

•	Data for the estimates have been obtained from numerous sources, including:

o	Mine schedules

o	PFS engineering design

o	Topographical information obtained from the site survey

o	Geotechnical investigations

o	Budgetary equipment quotes

o	Budgetary unit costs from local contractors for civil, concrete, steel, electrical, and mechanical works

o	Data from similar recently completed studies and projects.

Major cost categories (permanent equipment, material purchase, installation, subcontracts, indirect costs, and Owner’s costs) were identified and analysed. A contingency percentage of was allocated to each of these categories on a line-item basis based on the accuracy of the data. An overall contingency amount was derived in this fashion.

1.19.2	Operating Cost

The operating cost estimate was developed to have an accuracy of ±25%. The estimate includes mining, processing, general and administration (G&A), and TSF costs. Table 1-10 summarizes the total average annual operating costs.

Table 1-10          Average Annual Operating Costs (US$)

Summary	Average Annual Costs (US$)	Unit Costs (US$ / t)	Percentage %
Processing	9,888,700	17.8	25
Mining	24,832,100	44.6	64
TSF	826,500	1.5	2
G&A	3,424,300	6.2	9
Total	38,971,600	70.1	100

1.20	Economic Analysis

An economic model was developed to estimate annual pre-tax and post-tax cash flows and sensitivities of the project based on a 5% discount rate. It must be noted that tax estimates involve complex variables that can only be accurately calculated during operations and, as such, the after-tax results are approximations. A sensitivity analysis was performed to assess the impact of variations in metal prices, initial capital cost, total operating cost, and discount rate.

The results of the economic analyses discussed represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those presented herein.

1.20.1	Financial Model Parameters

A base case gold price of US$1,419/oz and silver price of US$15.97 based on two-year trailing averages as of 8th July, 2020 were used. The forecasts are meant to reflect the average metal price expectation over the life of the project. No price inflation or escalation factors were considered. Commodity prices can be volatile, and there is the potential for deviation from the forecast.

The economic analysis was performed using the following assumptions:

•	Construction starting March 1, 2022

•	All construction costs capitalised in Year -2

•	Commercial production starting (effectively) on September 1, 2023

•	Mine life of 10 years

•	Cost estimates in constant Q2 2020 US dollars with no inflation or escalation

•	100% ownership with 2% royalty to IMMSA and 0.5% to Mexican government

•	Capital costs funded with 100% equity (no financing costs assumed)

•	All cash flows discounted to March 1, 2022

•	Silver and gold are assumed to be sold in the same year it is produced

•	No contractual arrangements for refining currently exist.

The Project has been evaluated on an after-tax basis to provide an approximate value of the potential economics. The tax model was compiled by Endeavour Silver with assistance from third-party taxation experts. The calculations are based on the tax regime as of 8th July, 2020.

1.20.2	Economic Analysis

The economic analysis was performed assuming a 5% discount rate. The pre-tax NPV discounted at 5% is US$205 M; the internal rate of return IRR is 37.6%; and payback period is 2.3 years. On a post-tax basis, the NPV discounted at 5% is US$137.1 M; the IRR is 30.0%; and the payback period is 2.7 years. A summary of project economics is shown graphically in Figure 1-7 and listed in Table 1-11.

Figure 1-7          Project Economics Graph

Table 1-11          Summary of Project Economics

General	LOM Total / Avg.
Gold Price (US$ / oz)	1,419
Silver Price (US$ / oz)	15.97
Mine Life (Years)	10
Total Mill Feed (kt)	5,563
Production	LOM Total / Avg.
Mill Head Grade Au (g / t)	2.29
Mill Recovery Au (%)	82.3
Total Recovered Ounces Au (koz)	336.9
Average Annual Production Au (koz)	33.7
Mill Head Grade Ag (g / t)	201.1
Mill Recovery Ag (%)	84.9
Total Recovered Ounces Ag (koz)	30,602
Average Annual Production Ag (koz)	3,060
Average Ag Eq. Grade (g/t)	404

Operating Cost	LOM Total / Avg.
Mining (US$ / t Milled)	35.6
Mining Lease (US$ / t Milled)	8.2
Processing (US$ / t Milled)	17.8
G&A (US$ / t Milled)	6.2
Capital Cost	LOM Total / Avg.
Initial Capex (US$M)	99.1
Sustaining Capex (US$M)	60.4
Closure Cost net of Salvage (US$M)	2.0
Pre-Tax Financial	LOM Total / Avg.
NPV (5%) (US$M)	205
IRR (%)	37.6
Payback (Years)	2.3
Post-Tax Financial	LOM Total / Avg.
NPV (5%) (US$M)	137
IRR (%)	30.0
Payback (Years)	2.7
Cash Cost (Net by-product per silver oz)	0.004
All-in Sustaining Cost per Ag ounce	8.96

1.20.3	Sensitivity Analysis

A sensitivity analysis was conducted on the base case pre-tax and post-tax NPV and IRR of the Project, using the following variables: metal prices, initial capex, total operating cost, feed grade and discount rate. The analysis concludes that the project is most sensitive to revenue attributes such as gold and silver price, followed by operating cost and capital cost.Source: Ausenco, July 2020

Figure 1-8 shows the project’s pre-tax sensitivity and Source: Ausenco, July 2020

Figure 1-9 shows the project’s post-tax sensitivity.

Source: Ausenco, July 2020

Figure 1-8          Pre-Tax Sensitivity

Source: Ausenco, July 2020

Figure 1-9          Post-Tax Sensitivity

At current spot prices, the after tax NPV and IRR are most sensitive to metal prices and least sensitive to initial capex and has approximately equal exposure to silver and gold prices.  This information is shown in Table 1.12 and 1.13

Table 1-12          Sensitivity to Metal Prices

Gold Price	Silver Price	After Tax NPV (US$M)	After Tax IRR
1,200	12.00	49.8	14.2%
1,400	14.00	107.8	24.2%
Base Case	Base Case	137.1	30.0%
1,600	16.00	164.5	34.9%
1,800	18.00	220.9	44.4%
2,000	20.00	277.3	53.9%

Table 1-13          Sensitivity to CAPEX

Movement	OPEX NPV (US$M)	OPEX IRR	Movement	CAPEX NPV (US$M)	CAPEX IRR
-20%	173.2	36.2%	-20%	150.4	38.1%
-10%	155.2	33.1%	-10%	143.8	33.6%
Base Case	137.1	30.0%	Base Case	137.1	30.0%
10%	118.9	26.7%	10%	130.4	26.9%
20%	100.7	23.4%	20%	123.7	24.3%

1.21	Conclusions and Recommendations

1.21.1	Overall

The financial analysis of this UPFS demonstrates that the Terronera Project has robust economics to develop the project through feasibility and detailed engineering. Estimated costs for completing work recommended in Table 1-14.

Table 1-14          Budget Estimate for Completing the Recommended Work

Program Component	Cost Estimate ($M)
Exploratory Drilling	0.25
Mining – Mineral Resource and Reserve Estimate Updates	0.5
Geomechanical Studies	0.25
Site Geotechnical Studies	0.20
Metallurgical Testing	0.5
Hydrogeological Study	0.15
TSF – Advance the design to construction level	0.15
Environmental baseline studies and Social programs	1.0
Optimization Studies	0.3
Engineering Studies	1.5
Total Cost	4.80

1.21.2	Exploration

1.21.2.1	Drilling

Endeavour Silver should continue with the company’s infill and exploratory drill program strategies. Infill drilling should be orientated to investigate the continuity of silver-gold mineralisation both along strike and at depth to improve and further validate the confidence in the geological models being used for the deposits. Infill drilling should be considered to increase the volume and tonnage of the current deposits and advance the deposit knowledge toward higher levels of mineral resource classification.

Exploratory drilling should be used in collaboration with geophysical interpretations to test for mineralisation and potential expansion of both Terronera and La Luz deposits.

1.21.3	Mineral Resource Estimations

Based on the work completed for the Mineral Resource estimate, it is recommended that future Mineral Resource estimations further refine the constraining mineralised domains. Endeavour Silver should consider redefining the cut-off grade due to the low-cost mining method adopted and increase in metal prices.

1.21.4	Mineral Reserve and Mining Methods

The following recommendations are made for future mining studies:

•	Explore opportunities to increase project value via reductions in planned mining loss and dilution and various ore control strategies:

o	Explore impacts to the mine plan of re-blocking resource model

o	Explore converting to a block percentage model and applying a manual dilution skin to mineralisation zones; further definition of mineralisation boundaries would be required to execute this strategy

o	Explore the impacts of applying ore sorting technologies between the mine and mill

o	Further work on comparing mining methods to evaluate costs versus ounces recovered

•	Conduct additional hydrogeological fieldwork, including Packer testing, piezometer installation, and development of a 3D hydrogeological model for each deposit

•	Execution of the following geotechnical work programs:

o	Targeted geotechnical drilling at Terronera and La Luz deposits to increase data confidence for feasibility level engineering

o	Ground-truthing of possible major structures

o	Additional geomechanical testing leading to an updated Rock Mass Model

o	Update the geotechnical models and perform advanced numerical modelling

o	Geotechnical analysis of the foundations identified for Terronera and La Luz should be carried out to ensure suitability of site selections presented in this study

•	Drill and blast testing to be carried out by drilling vendors and local explosives suppliers by analysing local rock types and conditions to assess the achievable drill penetration rates, optimal explosives mix and target powder factor for use in this operation

•	Blasting for improved mine to mill performance can be optimised in future studies. Increased fragmentation can increase the grind capacity in the mill

•	Further engagement with potential mining contractors, obtaining updated quotations for services

•	Updates to detailed designs of the mines, infrastructure and external haul roads based on information gathered in the above studies

•	Explore opportunities to increase project value via alternative deposit development strategies.

1.21.5	Metallurgical Testwork

A full feasibility study level metallurgical testwork program incorporating testwork on major lithological characterisation samples, variability samples, and production composite samples from both Terronera and La Luz deposits is recommended to provide further definition across the resource. Drill cores are available on site for the testwork and the sample selection program is currently in progress. Key recommendations include:

•	Ore competency – Given the limited dataset for ore competency, additional JK Tech SMC tests (Axb) are recommended to be conducted over a range of rock types and spatial zones to define distribution and variability of ore competency; PQ core is recommended

•	Ore hardness – RWi, BWi index tests should be conducted to define ore hardness distribution and variability

•	Abrasion Index – Tests should be conducted to redefine the abrasion index

•	Further testwork to optimize the grinding circuit

•	Grade-recovery relationship – Flotation testing of additional samples at various grind sizes should be conducted to determine grade-recovery relationship

•	Preconcentration – Evaluate preconcentration opportunities such as ore sorting to reduce operating costs and decrease cut-off grades

•	Solid-liquid separation – Finalise the tailings deposition route based on optimised flowsheet conditions.

1.21.6	Recovery Methods

The following activities are recommended to support design of the processing plant beyond the UPFS and into the feasibility study:

•	Geotechnical site investigations should be carried out at the preferred process plant site locations to characterise the foundation conditions associated with the proposed buildings

•	Material flowability testwork should be completed to further develop the crushing and stockpile circuit design.

1.21.7	Site Infrastructure

The following activities are recommended to support the design of the site infrastructure beyond the UPFS and into the feasibility study:

•	Geotechnical site investigations should be carried out at the preferred surface infrastructure site locations to characterise the foundation conditions associated with the proposed buildings

•	The access road to site should be further analysed, reviewed and engineered, culminating in a detailed work package to be tendered to local contractors

•	Alternate sources of power supply should be considered to decrease the footprint and earthworks required

•	Conduct studies to define the source of water and requirements for water treatment.

1.21.8	Water Management

The following activities are recommended to support the design of the water management systems beyond the UPFS and into the feasibility study:

•	Progress design of de-centralised water management in each complex consisting of sedimentation ponds, berms, drainage ditches and outlet channels

•	Maintain adequate component waterbody setbacks to account for regulatory buffers and water management infrastructure

•	Identify opportunities to enhance sedimentation pond volumes at select locations

•	Continue geochemical testing and assessment of acid rock drainage/metals leaching (ARD/ML) to further refine parameters of potential concern

•	Additional hydrogeological data should be collected to accurately estimate the underground pumping requirements

•	Conduct a site-wide water balance and develop water disposal strategy to meet the environmental regulations.

1.21.9	Tailings Management Facility

The following activities are recommended to support the design of the tailings storage facility (TSF) beyond the PFS:

•	Optimize TMF area design to minimize waste rock use and maximize its availability for underground mine backfill

•	Conduct a materials handling conceptual tradeoff study between conveying and trucking options, and advance to feasibility level design the selected tailings transport option

•	Consider additional land acquisition to optimize the TMF geometric design and allow for potential storage expansion.

1.21.10	Environmental, Permitting & Community Relations

A revised EIA application should be submitted to the Mexican environmental permitting authority known as SEMARNAT as per the revised production rate of 1,600 tpd.

Page 31